UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

11 December 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                        Form 40-F ...........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

11 December 2012

Diageo announces end to discussions on the future of Cuervo

Diageo has today announced that discussions between Diageo and JB y Compania S.A. de C.V. and Lanceros S.A. de C.V., relating to the future of the Cuervo brand have ended. Both parties will now work to ensure the orderly termination of the current distribution agreement, including transitional arrangements, at the end of June 2013.

Paul S Walsh, Chief Executive, Diageo said:

'Diageo has had a long and successful relationship with the Cuervo brand and we are proud of what we have achieved for the brand as its distributor over many years. We believe that the future of the brand would be best delivered by aligning ownership of the brand with its route to market and I have no doubt that Diageo has the best route to market for this brand. However it has not been possible to agree a transaction which delivers value for Diageo's shareholders and therefore, by mutual agreement, we have terminated our discussions.'

ENDS

For further information:

Media relations

Rowan Pearman                                              +44 (0)20 8978 4751

Kirsty King                                                       +44 (0)20 8978 6855

press.office@diageo.com

Investor relations

Catherine James                                             +44 (0)20 8978 2272

Agnes Bota                                                      +36 1 580 1022

Sarah Paul                                                       +44 (0)20 8978 4326

investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 11 December 2012	By:	/s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary